# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FTC Solar, Inc., CIK 0001828161
CUSIP: 30320C103
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 9020 N Capital of Texas Hwy, Suite I-260, Austin, Texas (TX), 78759
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-014012
Filed by CIK 0001857126

## Reporting persons
- ARC Family Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,174,086; sole dispositive power 0; shared dispositive power 1,174,086; aggregate amount beneficially owned 1,174,086 (9.1% of the class)
- Shaker Sadasivam: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 334,702; shared voting power 1,174,086; sole dispositive power 334,702; shared dispositive power 1,174,086; aggregate amount beneficially owned 1,508,788 (11.7% of the class)

## Item 1. Issuer
Name of issuer: FTC Solar, Inc.
Address of issuer's principal executive offices: 9020 N Capital of Texas Hwy, Suite I-260 Austin, Texas 78759

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by ARC Family Trust and Shaker Sadasivam, as joint filers in accordance with the provisions of Rule 13d-1(k)(1) of the Act. Mr. Sadasivam is the trustee of ARC Family Trust and has sole voting and dispositive power with respect to the shares held by ARC Family Trust. The Agreement of Joint Filing of the reporting persons was filed as Exhibit 1 to the Schedule 13G filed on February 13, 2024.
Address of principal business office or, if none, residence: The business address of ARC Family Trust is 20 Montchanin Road, Ste. 100, Greenville, DE 19807, and the business address of Shaker Sadasivam is 1950 Pine Run Drive, Chesterfield, MO 63108.
Citizenship: ARC Family Trust is a Delaware entity and Shaker Sadasivam is a citizen of the USA.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: ARC Family Trust: 1,174,086; Shaker Sadasivam: 1,508,788
Percent of class: ARC Family Trust: 9.1%; Shaker Sadasivam: 11.7
Sole power to vote or to direct the vote: ARC Family Trust: 0; Shaker Sadasivam: 334,702
Shared power to vote or to direct the vote: ARC Family Trust: 1,174,086; Shaker Sadasivam: 1,174,086
Sole power to dispose or to direct the disposition: ARC Family Trust: 0; Shaker Sadasivam: 334,702
Shared power to dispose or to direct the disposition: ARC Family Trust: 1,174,086; Shaker Sadasivam: 1,508,788

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
ARC Family Trust was established by Ahmad Chatila, a member of Issuer's board of directors, for the benefit of certain members of his family. Shaker Sadasivam, also a member of the Issuer's board of directors, is the trustee of ARC Family Trust and has sole voting and dispositive power with respect to the shares described herein.

The beneficial ownership for Mr. Sadasivam consists of (i) 32,992 shares of common stock held by Mr. Sadasivam, (ii) 301,710 shares of common stock held by ChristSivam, LLC and (iii) 1,174,086 shares of common stock held by the ARC Family Trust for the benefit of certain members of Mr. Chatila's family. Mr. Sadasivam is the Manager of ChristSivam, LLC and has sole voting and dispositive power with respect to the shares held by ChristSivam, LLC.

The numbers reported in Item 6 reflect beneficial ownership of Issuer's common stock as of December 31, 2024. Effective as of November 29, 2024, the Issuer implemented a 1-for-10 reverse stock split of the Issuer's common stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ARC Family Trust: /s/ Shaker Sadasivam, Trustee (02/14/2025)
- Shaker Sadasivam: /s/ Shaker Sadasivam, Shaker Sadasivam (02/14/2025)